EXHIBIT 4

Robert J. Zollars, Chairman

Edward A. Blechschmidt, Director

Jeffrey H. Hillebrand, Director

Wayne B. Lowell, Director

Michael J. Murray, Director

C. Thomas Smith, Director

c/o Stephen K. Phillips, Esq., General Counsel

Neoforma, Inc.

3061 Zanker Road

San Jose, CA 95134

December 29. 2005

Dear Sirs:

As a Managing Partner of QVT Financial LP (“QVT Financial”), I previously wrote to you on March 29, 2005 and April 21, 2005 to express our concerns relating to the future direction of Neoforma, Inc. (the “Company”). As you will recall from our prior letters and our Schedule 13D filing, QVT Financial is the investment manager for QVT Fund LP and for a separate discretionary account managed for Deutsche Bank AG, which together currently own 1,216,499 shares, or approximately 5.87%, of the Company’s outstanding common stock. I am writing at this time to express our continuing concern with the Company’s chosen course of action.

We note that on November 10, 2005, the Company filed with the Securities and Exchange Commission (the “SEC”) a preliminary proxy statement regarding the proposed transaction with Global Healthcare Exchange, LLC (“GHX”). While we have already expressed the concerns detailed in this letter in recent correspondence with the Company’s counsel, Morrison & Foerster LLP, we feel this additional letter is necessary to make our views known to the members of the Board of Directors. We intend to include this letter as an exhibit to an amended Schedule 13D that we will be filing with the SEC concurrently with our sending this letter to you.

We urge the Board of Directors to consider the following:

•	We believe that the characterization in the preliminary proxy statement of QVT Financial’s April 21, 2005 letter to the Company’s Board of Directors is incorrect and potentially misleading in that it implies that QVT Financial’s position is in favor of the proposed transaction. The disclosure in the preliminary proxy statement as filed reads:

On April 21, 2005, our board of directors received a second letter from QVT in which QVT requested, among other things, that

Board of Directors

Neoforma, Inc.

December 29, 2005

our board consider all viable strategic alternatives in the interest of maximizing stockholder value and avoid actions that may have the effect of discouraging competing bids or proposals. QVT specifically advocated giving consideration to any proposal that GHX may be prepared to make that would maximize stockholder value, as QVT stated that it had met with GHX in January 2005 and that GHX then indicated that it was considering a transaction proposal at a substantial premium to the then market price of our common stock.

This characterization of our position gives undue and disproportionate emphasis to one statement which, when taken out of the context of the March 29 and April 21 letters sent to the Company’s board by QVT Financial, gives an incomplete sense of the overall message and tone of the two letters. As you are aware, the statements in our prior correspondence to you were made in the context of considering a GHX proposal at a substantial premium to the then-market price of the Company’s common stock, which is not the current proposed price for the common stock. In our preliminary discussions with GHX in late January 2005, GHX expressed an interest in pursuing a strategic transaction with the Company and indicated that it could afford to pay a substantial premium for the common shares, which were then trading at approximately $10.00 per share, and still deliver substantial cost savings to the Company’s principal shareholders. We encouraged the Company to enter into discussions with GHX because we understood the potential purchase price with this “substantial premium” to be approximately in the range of $12.00 to $14.00 per share. Accordingly, we request that the disclosure relating to QVT Financial be corrected.

•	We note in the “Background of the Merger” section of the preliminary proxy statement there are disclosed several statements regarding the preference of various parties, including the Company and the majority shareholders, VHA, Inc. (“VHA”) and University HealthSystem Consortium (“UHC”), that the amount of cash consideration in the proposed transaction be increased, both in the aggregate and in terms of the consideration to be paid to UHC and VHA for their shares of Company common stock. We did not see a discussion of whether an allocation formula was considered whereby all of the Company’s stockholders, or alternatively, stockholders with a certain minimum ownership percentage, would be offered the option to take either cash or GHX stock as consideration (with cash and stock allocations made pro rata depending on the actual participation levels). This would have both increased the amount of cash available for the shares of UHC and VHA, while allowing other Company stockholders the opportunity to retain an interest in the continuing profits of the business through ownership of GHX stock. Given the preferences of UHC and VHA for more cash, as stated in the preliminary proxy statement, it seems likely that this alternative would have been discussed and, if so, disclosed in the preliminary proxy statement. If this is not the case, we request that you consider this alternative at this time.

Board of Directors

Neoforma, Inc.

December 29, 2005

•	We also note that the amended outsourcing agreement between the Company and Novation was filed in a redacted form with the SEC on October 20, 2005. The failure to disclose the terms of the amended agreement is a cause for concern; the document is a key agreement and we feel its disclosure is necessary so that all investors may understand the total consideration being received by the Company’s principal shareholders. As the Company has been willing in the past to publicly disclose all of the terms of the prior version of the outsourcing agreement, we fail to see the need for confidential treatment of the revised version.

We hope that the Board of Directors will consider our concerns. Based on the structure of the proposed GHX transaction as described in the preliminary proxy statement, it is our current intention to exercise our appraisal rights under Delaware law at the appropriate time. Should you wish to discuss any of these issues, I can be reached at 212-705-8800.

Sincerely,

/s/ Lars Bader
Lars Bader Managing Partner

Encl.

cc:	Stephen K. Phillips, Esq.

General Counsel

Neoforma, Inc.

3061 Zanker Road

San Jose, CA 95134

D. Anthony Rodriguez

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

Knute J. Salhus

Wilmer Cutler Pickering Hale and Dorr LLP

399 Park Avenue

New York, NY 10022

Catherine Dearlove

Richards, Layton & Finger, P.A.

One Rodney Square

P.O. Box 551

Wilmington, DE 19899

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